EXHIBIT 99.1

Westport Fuel Systems Publishes 2021 Annual Meeting of Shareholders Results

VANCOUVER, British Columbia, May 05, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“WFS” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today held its Annual General Meeting of Shareholders (the “Meeting”) in a virtual format. Shareholders approved all resolutions presented at the meeting including the election of all nominated directors, the appointment of KPMG LLP as the Company’sauditors, and an advisory Say-on-Pay vote.

A summary of the results are as follows:

Business	Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against
Election of Directors

Anthony Guglielmin	Approved	98.43%	1.57%
Brenda Eprile	Approved	98.42%	1.58%
Dan Hancock	Approved	98.26%	1.74%
David Johnson	Approved	98.53%	1.47%
Eileen Wheatman	Approved	97.64%	2.36%
Karl-Viktor Schaller	Approved	98.25%	1.75%
Michele Buchignani	Approved	97.99%	2.01%
Rita Forst	Approved	98.45%	1.55%

Appointment of Auditors	Approved	98.18%	1.82%

Executive Compensation (Advisory Vote)	Agree	91.48%	8.52%

The Company’s Chief Executive Officer, David M. Johnson also provided a business update . A copy of the presentation can be found at https://investors.wfsinc.com and the recording is available as part of the virtual meeting replay.

Replay Virtual Meeting & Webcast

To access a telephone replay of the virtual ASM please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010, and when prompted, enter the access code 6419. The replay will be available until the end of day May 12, 2021. Shortly after the meeting, the webcast archive will be available for viewing through the Westport Fuel Systems website. A downloadable MP3 file will also be available.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com